UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 23, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BHP Billiton Limited and BHP Billiton Plc

Date: September 23, 2015	By:	/s/ Margaret Taylor
	Name:	Margaret Taylor
	Title:	Group Company Secretary

If undeliverable please return to:
Computershare Investor Services (Pty) Ltd.
PO Box 61051
Marshalltown 2107
South Africa
Permit Mail
P4002580
Only if undelivered return to
This is NOT the Publisher)
PO Box 61051
Marshalltown 2107
South Africa
SOUTH AFRICA
***PRINTED MATTER***
bhpbilliton
BHP Billiton Plc
Shareholder Pack 2015
Instead of completing and returning a proxy form, holders of shares dematerialised into STRATE should promptly provide their voting instructions directly to their CSDP or stockbroker.
Information online
General information on BHP Billiton and the 2015 Annual Report, Sustainability Report and Notice of Meeting can be found online at www.bhpbilliton.com under the Investors and Media section.
You can also vote online (certificated shareholders only) via www.bhpbiliiton.com or at www.eproxyappointment.com or use the BHP Billiton Plc mobile voting service for smartphones. Please see enclosed instructions for more details.
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All correspondence to:
Computershare Investor Services (Pty) Ltd.
PO Box 61051
Marshalltown 2107
Telephone: 011 373 0033
Facsimile: 011 688 5238
Questions from Shareholders
The Annual General Meeting (AGM) of BHP Billiton Plc will be held at The Queen Elizabeth II Conference Centre, London, on Thursday, 22 October 2015 at 11:00am (London time). Shareholders who are unable to attend the meeting, or who may prefer to register questions in advance are invited to do so. This form is provided as a convenient way to submit any questions you have. Please return your completed question form to our Share Registrar, Computershare Investor Services (Pty) Limited, PO Box 61051, Marshalltown 2107, or by facsimile to 011 688 5238 by Thursday, 15 October 2015. Alternatively, you can email the Share Registrar at web.queries@computershare.co.za.
You may also submit written questions to the auditor if the questions are relevant to the content of the auditor’s report or the conduct of the audit of the financial report to be considered at the AGM.
We will endeavour to address the more frequently raised questions during the course of the AGM.
Question(s):
Please mark X if it is a question directed to the auditor
1
2
3
4
5
Thank you for your time.
BILZ
Registered in England and Wales, Number 3196209
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BHP Billiton Plc
Registered in England and Wales
Number 3196209
Proxy Form
All correspondence to:
Computershare Investor Services (Pty) Ltd.
PO Box 61051
Marshalltown 2107
Telephone: 011 373 0033
Facsimile: 011 688 5238
LODGEMENT OF YOUR PROXY
To be valid, this proxy form must be received by 12 noon (South African local time) on Tuesday, 20 October 2015
Any proxy form (and any relevant authorities under which it is signed) received after that time will not be valid for the scheduled meeting.
How to complete this proxy form
Every holder has the right to appoint some other person(s) of their choice, who need not be a shareholder, as their proxy to exercise all or any of their rights, to attend, speak and vote on their behalf at the meeting. If you wish to appoint a person other than the Chairman, please insert the name of your chosen proxy holder in the space provided (see reverse).
If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account). Shareholders holding shares dematerialised into STRATE should promptly provide their voting instructions directly to their CSDP or stockbroker.
Appointment of additional proxies
You may appoint more than one proxy provided that each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, additional proxy form(s) may be obtained by contacting the Share Registrar’s helpline listed below under “Any questions?”, or you may photocopy this form. Please indicate in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope.
Directing your proxy how to vote
if you wish to direct your proxy how to vote (or to abstain from voting) on any resolution, place a mark (“X”) in the “For”, “Against” or “Vote Withheld” box for each resolution. The “Vote Withheld” option is provided to enable you to withhold your vote on any particular resolution. However, it should be noted that a “Vote Withheld” is not a vote in law and will not be counted in the calculation of the proportion of the votes “For” and “Against” a resolution. In the absence of instructions and to the extent permitted by law, your proxy may vote or withhold the vote as he or she thinks fit.
IMPORTANT NOTE:
In this proxy form, BHP Billiton Plc and BHP Billiton Limited together are referred to as BHP Billiton.
The key management personnel (‘KMP’) of BHP Billiton (which includes each of the Directors) and their closely related parties will not be able to vote as your proxy on Items 7,8 and 9 unless you tell them how to vote or, if the Chairman of the Meeting is your proxy, you expressly authorise him to vote even though Items 7,8 and 9 are connected with the remuneration of the KMP.
If you intend to appoint a member of the KMP as your proxy, you can direct them to vote for or against or to abstain from voting on Items 7,8 and 9 by marking the appropriate boxes on the proxy form.
Signing instructions
You must sign this proxy form as follows in the spaces provided:
Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder’s attorney.
Joint holding: Where the holding is in more than one name, any one of the joint holders may sign the proxy form but the vote of the senior who renders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names stand in the Company’s Share Register.
Power of Attorney or Relevant Authority: If this form is signed by a person who is not the registered shareholder, then the relevant authority or a certified copy of it should either have been exhibited previously to the Share Registrar by the time above or be enclosed with this form, and the words “authorised signatory” should be added under the signature on the reverse of this form.
Companies: Where the holding is in the name of a company, then this form must be given under the Common Seal of the company or executed in a manner having the same effect, or under the hand of an authorised officer or attorney who has not received any notice of revocation of that authority.
Electronic proxy lodgement (certificated shareholders only): To appoint a proxy electronically go to www.bhpbilliton.com or www.epmxyappointment.com, then follow the instructions. You can also use the BHP Billiton Plc mobile voting service for smartphones. To access these services you will need the Control Number, shown below, together with your Shareholder Reference Number (SRN) and Personal Identification Number (PIN) which are printed on the front of this proxy form. Shareholders holding shares dematerialised into STRATE should liaise promptly and directly with their CSDP or stockbroker.
Any questions?
If you have any questions on how to complete this proxy form or to obtain additional forms, please telephone: 011 373 0033.
Documents may be lodged:
VIA THE INTERNET
BY SMARTPHONE
BY MAIL
IN PERSON
www.bhpbilliton.com
www.eproxyappointment.com
(certificated shareholders only)
Control Number: 913227
Scan QR Code
Computershare Investor Services
(Pty) Limited
PO Box 61051
Marshalltown 2107
Computershare Investor Services
(Pty) Limited
70 Marshall Street
Johannesburg 2001
BILZ
201303_01 RBYG

bhpbilliton

resourcing the future

Appointment of Proxy

I/We being a member/s of BHP Billiton Plc and entitled to attend and vote hereby appoint

☐	the Chairman of the Meeting (mark box with an 'X')	OR	☐	the name of the person (or body corporate) you are appointing, if **someone other than** the Chairman of the Meeting.	☐	Number of shares being voted

or failing attendance at the Meeting of the person or body corporate named above, or if no person is named, the Chairman of the Meeting, to act generally at the meeting on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given and to the extent permitted by law, as he or she sees fit, at the Annual General Meeting of BHP Billiton Plc to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London on Thursday, 22 October 2015 at 11:00am (London time) and at any adjournment thereof.

☐ Please tick here to indicate that this proxy appointment is one of multiple appointments being made.

IMPORTANT NOTE:
The Chairman of the Meeting intends to vote available proxies in favour of each item of business. If the Chairman of the Meeting is your proxy (or becomes your proxy by default), by signing and returning this form you expressly authorise the Chairman to exercise your proxy on Items 7, 8 and 9 even though the Items are connected with the remuneration of a member of key management personnel. If you appoint the Chairman of the Meeting as your proxy you can direct the Chairman to vote for or against or abstain from voting on Items 7, 8 and 9 by marking the appropriate box below.

Voting directions to your proxy

Please mark ☒ (within the box) to indicate your directions

		For	Against	Vote Withheld
1	To receive the 2015 Financial Statements and Reports for BHP Billiton	☐	☐	☐
2	To reappoint KPMG LLP as the auditor of BHP Billiton Plc	☐	☐	☐
3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Billiton Plc	☐	☐	☐
4	To renew the general authority to issue shares in BHP Billiton Plc	☐	☐	☐
5	To approve the authority to issue shares in BHP Billiton Plc for cash	☐	☐	☐
6	To approve the repurchase of shares in BHP Billiton Plc	☐	☐	☐
7	To approve the 2015 Remuneration Report other than the part containing the Directors' remuneration policy	☐	☐	☐
8	To approve the 2015 Remuneration Report	☐	☐	☐
9	To approve grants to Andrew Mackenzie	☐	☐	☐
10	To approve the amendments to the BHP Billiton Limited Constitution for the DLC Dividend Share	☐	☐	☐
11	To approve the amendments to the BHP Billiton Plc Articles of Association for the DLC Dividend Share	☐	☐	☐
12	To approve the amendments to the DLC Structure Sharing Agreement for the DLC Dividend Share	☐	☐	☐
13	To approve the amendments to the BHP Billiton Limited Constitution for Simultaneous General Meetings	☐	☐	☐
14	To approve the amendments to the BHP Billiton Plc Articles of Association for Simultaneous General Meetings	☐	☐	☐
15	To elect Anita Frew as a Director of BHP Billiton	☐	☐	☐
16	To re-elect Malcolm Brinded as a Director of BHP Billiton	☐	☐	☐
17	To re-elect Malcolm Broomhead as a Director of BHP Billiton	☐	☐	☐
18	To re-elect Pat Davies as a Director of BHP Billiton	☐	☐	☐
19	To re-elect Carolyn Hewson as a Director of BHP Billiton	☐	☐	☐
20	To re-elect Andrew Mackenzie as a Director of BHP Billiton	☐	☐	☐
21	To re-elect Lindsay Maxsted as a Director of BHP Billiton	☐	☐	☐
22	To re-elect Wayne Murdy as a Director of BHP Billiton	☐	☐	☐
23	To re-elect John Schubert as a Director of BHP Billiton	☐	☐	☐
24	To re-elect Shriti Vadera as a Director of BHP Billiton	☐	☐	☐
25	To re-elect Jac Nasser as a Director of BHP Billiton	☐	☐	☐

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Shareholder 1	Shareholder 2	Shareholder 3	Shareholder 4
Individual/Sole Director and Sole Company Secretary	Director/Company Secretary		

Contact Name		Contact Daytime Telephone	Date / /

B I L Z

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In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.